UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LSB Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

502160104

(CUSIP Number)

Anthony D. Minella

c/o LSB Funding LLC Legal Department

600 Steamboat Road

Greenwich, CT 06830

1-800-224-6469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 502160104

1	Name of Reporting Person LSB Funding LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,135,329 shares of Common Stock(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 53,135,329 shares of Common Stock(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,135,329 shares of Common Stock(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.95% of Common Stock(1)(2)
14	Type of Reporting Person OO

(1)

Represents 4,069,324 shares of common stock, par value $0.10 per share (the “Common Stock”) issued to the Reporting Person upon the cashless exercise of warrants (the “Warrants”) held by the Reporting Person and 49,066,005 shares of Common Stock issued to the Reporting Person upon consummation of the transactions pursuant to the Securities Exchange Agreement referred to herein. Amount does not include 1,220,797 shares of Common Stock expected to be issued to the Reporting Person on October 8, 2021 in connection with the Issuer’s previously announced special dividend to the holders of record of its Common Stock on the record date of September 24, 2021.

(2)

Calculated based on 30,300,571 shares of Common Stock outstanding as of July 23, 2021, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 plus an additional 49,066,005 shares issued to the Reporting Person pursuant to the Securities Exchange Agreement. The amount and percentage set forth above do not include shares of Common Stock expected to be issued on October 8, 2021 in connection with the Issuer’s previously announced special dividend to the holders of record of its Common Stock (including the Reporting Person) on the record date of September 24, 2021.

Item 1.	Security and Issuer

This statement on Schedule 13D this (“Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116.

This Statement represents Amendment No. 3 to the Schedule 13D (the “Original Schedule 13D”), originally filed with the Securities and Exchange Commission by LSB Funding LLC (the “Reporting Person”) on December 14, 2015, and amended by Amendment No. 1 to the Schedule 13D (the “Amendment No. 1”), originally filed with the Securities and Exchange Commission by the Reporting Person on May 20, 2016 and amended by Amendment No. 2 to the Schedule 13D (the “Amendment No. 2”), originally filed with the Securities and Exchange Commission by the Reporting Person on July 20, 2021.

All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2, as applicable.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On July 19, 2021, the Reporting Person and the Issuer entered into a Securities Exchange Agreement (the “Securities Exchange Agreement”), pursuant to which the Reporting Person and the Issuer agreed to exchange, on the terms and subject to the conditions set forth therein, (a) the 139,768 shares of Series E-1 Cumulative Redeemable Class C Preferred Stock of the Issuer (the “Series E-1 Preferred Stock”) held by the Reporting Person for shares of Common Stock and (b) the one (1) share of Series F-1 Preferred Stock held by the Reporting Person for shares of Common Stock (the “Series F-1 Preferred Stock” and, together with the Series E-1 Preferred Stock, the “Preferred Stock”), based on the liquidation preference and redemption price, respectively, of the Preferred Stock and a volume weighted average exchange price of $6.16 per share of Common Stock; provided, that the aggregate number of shares of Common Stock issuable pursuant to clauses (a) and (b) above will be reduced by the number of shares of Common Stock that the Reporting Person will receive in respect of the payment of a dividend on the Common Stock described in the Securities Exchange Agreement (such net number of shares of Common Stock to be issued, the “Issued Shares” and such transactions, the “Exchange”). On September 27, 2021, the Exchange was consummated and the Issuer issued 49,066,005 Issued Shares to the Reporting Person.

At the closing of the Exchange, the Issuer and the Reporting Person also entered into certain modifications to the Registration Rights Agreement between the Reporting Person and the Issuer and the Board Representation and Standstill Agreement among the Reporting Person, the Issuer and the other parties thereto, each as described in the Securities Exchange Agreement. The Amendment and Waiver to Board Representation and Standstill Agreement, dated as of September 27, 2021, by and among the Issuer, the Reporting Person and the other parties thereto (a) deletes certain prohibited activities, including, among other things, (i) calling a special meeting of the stockholders by the Reporting Person and (ii) the Reporting Person proposing to remove, or voting to remove, any directors of the Issuer, and (b) shortens the term of the standstill provisions so that they will terminate no later than the second anniversary of the closing date of the Exchange.

The description of the Securities Exchange Agreement is a summary only and is qualified in its entirety by reference to the text of the Securities Exchange Agreement. The Securities Exchange Agreement is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2021.

The description of the Amendment and Waiver to Board Representation and Standstill Agreement is a summary only and is qualified in its entirety by reference to the text of the Amendment and Waiver to Board Representation and Standstill Agreement. The Amendment and Waiver to Board Representation and Standstill Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2021, there were 30,300,571 shares of Common Stock outstanding as of July 23, 2021, plus an additional 49,066,005 shares issued to the Reporting Person pursuant to the Securities Exchange Agreement. The Reporting Person previously owned 4,069,324 shares of Common Stock and, on September 27, 2021, the transactions contemplated by the Securities Exchange Agreement were consummated and the Issuer issued an additional 49,066,005 shares of Common Stock to the Reporting Person. Accordingly, the Reporting Person beneficially owns Common Stock representing approximately 66.95% of the outstanding Common Stock. The Reporting Person has sole voting and dispositive power over such shares. The amount and percentage set forth above do not include shares of Common Stock expected to be issued on October 8, 2021 in connection with the Issuer’s previously announced special dividend to the holders of record of its Common Stock (including the Reporting Person) on the record date of September 24, 2021.

(c) Except as reported herein, in the Original Schedule 13D, in Amendment No. 1 and in Amendment No. 2, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Amendment and Waiver to Board Representation and Standstill Agreement, dated as of September 27, 2021, by and among the Issuer, the Reporting Person and the other parties thereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 27, 2021

LSB FUNDING LLC

By:	/s/ Todd Boehly
Name:	Todd Boehly
Title:	Manager

EXHIBIT INDEX

Exhibit 99.1	Amendment and Waiver to Board Representation and Standstill Agreement, dated as of September 27, 2021, by and among the Issuer, the Reporting Person and the other parties thereto.